For Immediate Release

CONTACT:	Anne A. Tarbell
(212) 451-3030
atarbell@triarc.com
www.enhanceheinz.com

TRIAN GROUP COMMENTS ON ISS RECOMMENDATION THAT SHAREHOLDERS VOTE
FOR NELSON PELTZ, GREG NORMAN AND MICHAEL WEINSTEIN

IN CONNECTION WITH THE HEINZ PROXY CONTEST

Trian Group Asks Heinz Shareholders to

Vote the GOLD Proxy Card for All Five of Its Director Nominees

New York, NY, August 3, 2006 – The Trian Group announced today that it is very gratified to learn that Institutional Shareholder Services (“ISS”), a highly respected independent proxy voting advisory service, whose clients include hundreds of institutional investors, mutual funds, money managers and other fiduciaries, has issued its analysis of the H. J. Heinz Company (NYSE: HNZ) proxy contest and recommends that Heinz shareholders elect three of the Trian Group’s Director nominees to Heinz’ Board of Directors at the August 16, 2006 Annual Meeting of Shareholders.

In recommending three of the Trian Group’s nominees, ISS noted the following:

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“...the presence of three of the dissidents on the HNZ board would likely prove beneficial to long-term shareholder value. The long-term financial and operational performance of the company and the dissidents’ skill sets and track record establish both the need for change and the dissidents’ ability to effect change.”

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“In speaking with industry analysts and long-term shareholders, we were told that the company has a history of over-promising and under-delivering. Shareholders expressed fatigue from year after year of meetings in which management promised things would be better soon.... [We] believe that the presence on the board of three of the dissidents’ nominees would keep management’s feet to the fire.”

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“Mr. Peltz has a track record of creating shareholder value for all shareholders via acquisitions and investments (Triangle), more intelligent marketing (Snapple) and operational and structural improvements (Wendy’s), and as such would provide a needed ‘shot in the arm’ for the HNZ board.”

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“...Mr. Norman has established a potentially billion dollar brand around his name and the ‘shark’ persona... [W]e believe that the board would benefit from more consumer marketing expertise and Mr. Norman’s international marketing expertise.”

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“Mr. Weinstein has a reputation as strong marketer of consumer brands by virtue of his highly regarded tenure at Snapple. HNZ is a consumer products company, and the current board in our opinion could use additional marketing expertise.”

The Trian Group said: "We are very pleased that ISS has recommended that Heinz shareholders vote FOR the election of Nelson Peltz, Greg Norman and Michael Weinstein. However, as the second largest holder of Heinz stock with an approximate $750 million investment, we remain concerned that the Heinz board’s recently announced financial initiatives will be unsuccessful, just like its previous five failed restructuring plans, unless all FIVE of our highly qualified and independent Director nominees, with their significant operating, marketing and capital markets experience and fresh perspectives, are added to the Heinz board to hold management accountable for its performance. Each of our Director nominees is firmly committed to working with other Heinz board members and management to effect positive change at Heinz and improve results for the benefit of all shareholders and Heinz’ other stakeholders and constituencies. Accordingly, we urge our fellow shareholders to vote for all FIVE of the Trian Group’s Director nominees using the GOLD proxy card.”

The Trian Group noted the following facts:

-Heinz’ stock price has declined more than 38% since Mr. Johnson assumed the helm as CEO eight years ago, from $54.50 on April 30, 1998 to $33.70 on February 6, 2006.

-Over the same eight year time period, Heinz has been “restructured” five different times, yet earnings per share have fallen 12% from $2.15 per share to $1.89.

-In the August 7, 2006 BusinessWeek cover story on the best global brands, Heinz' 10% decline in brand value earned it the dishonorable distinction of being named one of the top five “Big LOSERS” of 2006.

To ensure minority shareholder representation on Heinz’ Board, Heinz shareholders should vote the GOLD PROXY CARD for all FIVE of the Trian Group’s highly qualified nominees.

The Trian Group considers the vote of all Heinz shareholders to be very important. Shareholders with questions about how to vote their shares, or who need additional copies of the Trian Group’s definitive proxy statement or other information, should contact the Trian Group’s proxy solicitor, INNISFREE M&A INCORPORATED, at the following telephone numbers: Shareholders Call Toll-Free: (877) 456-3442; Banks and Brokers Call Collect: (212) 750-5833.

Additional information about the Trian Group’s efforts to seek representation on the Heinz Board of Directors is available at www.enhanceheinz.com.

About Trian Fund Management, L.P. and Sandell Asset Management Corp.

Investment funds and accounts managed by Trian Fund Management, L.P. (“Trian”), together with an investment fund managed by Sandell Asset Management Corp. (and affiliated companies) ("Sandell") are collectively referred to as the “Trian Group.”

Trian, based in New York, NY, is an investment management firm whose principals are Nelson Peltz, Peter W. May and Edward P. Garden. Trian seeks to invest in undervalued and under-performing public companies and prefers to work closely with the management of those companies to effect positive change through active, hands-on influence and involvement, which it refers to as “operational activism.” Trian’s goal is to enhance shareholder value through a combination of strategic re-direction, improved operational execution, more efficient capital allocation and stronger management focus. Trian’s principals and investment team have extensive experience in reviving consumer brands, including the highly successful turnaround of Snapple Beverage Corp.

Sandell, based in New York, NY, is an investment management firm founded by Thomas E. Sandell that focuses on corporate event driven investing worldwide. Sandell often will take an "active involvement" in facilitating financial or organizational improvements that will accrue to the benefit of shareholders.

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Notes To Follow

Notes

Heinz’s share prices are as of April 30, 1998 and February 6, 2006, as posted on the Company’s website. Share prices are not adjusted for dividends or the spin-off of assets to Del Monte in December 2002 (Heinz’s shareholders received approximately $3.45 in value, in Del Monte shares, per Heinz share as part of this transaction). February 6, 2006 marked the beginning of a period during which the Company's average daily trading volume rose significantly above historical levels and, on or about that time, rumors began to spread of activist involvement in the stock. Since that date, share prices have increased. Earnings per share figures are as reported by Heinz in its filings with the Securities and Exchange Commission (the “SEC”) for fiscal years 1998-2006.

The Trian Group has not sought or obtained consent from any third party to the use of previously published information as proxy soliciting material. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein.   Because the Trian Group was not involved in the preparation of any third party information, it cannot reasonably confirm the accuracy or completeness thereof.

The Trian Group has previously filed its definitive proxy statement with the SEC and has mailed its definitive proxy statement and GOLD proxy card to shareholders. Shareholders are strongly advised to read the proxy statement and other related documents, as they contain important information. Copies of the proxy statement are available free of charge on the SEC’s website at http://www.sec.gov or by contacting Innisfree M&A Incorporated by telephone at (877) 456-3442 or by e-mail at info@innisfreema.com.